November 21, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:   Cadiz Inc.
         Registration Statement on Form S-3
         File No. 333-228433
Ladies and Gentlemen:
 Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadiz Inc. ("we" or the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement to November 26, 2018, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.
 Thank you for your assistance in processing this filing.  Should you have any questions or comments regarding this matter, please contact the undersigned at (213) 271-1600 or the Company's legal counsel, Kevin Friedmann, at (310) 586-7747.
Very truly yours,

Cadiz Inc.

By:	/s/ Timothy J. Shaheen
Name:	Timothy J. Shaheen
Title:	Chief Financial Officer
cc:   Kevin Friedmann
         Greenberg Traurig, LLP